UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

February 5, 2026

(Date of Report: Date of earliest event reported)

Middlefield Banc Corp.

(Exact name of registrant as specified in its charter)

Ohio

(State or other jurisdiction of incorporation)

001-36613

(Commission File Number)

34-1585111

(I.R.S. Employer Identification Number)

15985 East High Street

Middlefield, Ohio 44062

(Address of principal executive offices, including zip code)

(440) 632-1666

(Registrant’s telephone number, including area code)

(not applicable)

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, no par value	MBCN	NASDAQ Capital Market

ITEM 8.01 Other Events

On February 5, 2026, Farmers National Banc Corp. (“Farmers”) and Middlefield Banc Corp. (the “Company”) jointly issued a press release announcing that they have received all necessary regulatory approvals for the pending merger between Farmers and the Company. Farmers and the Company anticipate that the merger will be completed during the first quarter of 2026, although completion of the merger remains subject to the satisfaction of customary closing conditions.

A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Forward-Looking Statements

This current report on Form 8-K contains “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are not statements of historical fact, but rather statements based on the Company’s current expectations, beliefs and assumptions regarding the future of Middlefield Ban Corp.’s business, future plans and strategies, projections, anticipated events and trends, its intended results and future performance, the economy and other future conditions. Forward-looking statements are preceded by terms such as “will,” “would,” “should,” “could,” “may,” “expect,” “estimate,” “believe,” “anticipate,” “intend,” “plan” “project,” or variations of these words, or similar expressions.

Forward-looking statements are not a guarantee of future performance and actual future results could differ materially from those contained in forward-looking information. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of the Company’s control. Numerous uncertainties, risks, and changes could cause or contribute to the Company’s actual results, performance, and achievements to be materially different from those expressed or implied by the forward-looking statements. Factors that may cause or contribute to these differences include, without limitation, risks that the proposed merger transaction will not close when expected or at all because required shareholder or other approvals or conditions to closing are delayed or not received or satisfied on a timely basis or at all; risks that the benefits from the transaction may not be fully realized or may take longer to realize than expected, including as a result of changes in general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which the Company and Farmers operate; uncertainties regarding the ability of Farmers to promptly and effectively integrate the Company with its businesses in accordance with expectations; changes in business and operational strategies that may occur prior to the closing of the proposed merger with Farmers; uncertainties regarding the reaction to the transaction of the companies’ respective customers, employees, and contractual counterparties; and risks relating to the diversion of management time on merger-related issues; and other factors disclosed periodically in the Company’s filings with the SEC.

Because of the risks and uncertainties inherent in forward-looking statements, readers are cautioned not to place undue reliance on them, whether included in this report or made elsewhere from time to time by the Company or Farmers or on the Company or Farmers’ behalf. The Company and Farmers disclaim any obligation and do not intend to update or revise any forward-looking statements contained in this communication, which speak only as of the date hereof, whether as a result of new information, future events or otherwise, except as required by federal securities laws.

Additional factors which could affect future results of the Company can be found in the Company’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and the Current Reports on Form 8-K, in each case filed with the SEC and available on the SEC’s website at https://www.sec.gov.

Information about the Merger and Where to Find It

In connection with the proposed merger of the Company with and into Farmers with Farmers as the surviving entity (the “Merger”) pursuant to that certain Agreement and Plan of Merger, dated as of October 22, 2025, by and between the Company and Farmers (the “Merger Agreement”), Farmers filed a registration statement on Form S-4 with the SEC to register the shares of Farmers’ common stock that will be issued to the Company’s shareholders in connection with the Merger (the “Registration Statement”). The Registration Statement was declared effective on December 15, 2025 and included a joint proxy statement of the Company and Farmers that also constitutes a prospectus of Farmers. The definitive joint proxy statement has been sent to the shareholders of Farmers and the Company seeking their approval of the proposed Merger. This communication is not a substitute for the joint proxy statement/prospectus or Registration Statement or for any other document that the Company or Farmers may file with the SEC and send to the Company’s shareholders in connection with the proposed merger transaction.

INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE REGISTRATION STATEMENT AND ACCOMPANYING JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED MERGER TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors and security holders are able to obtain free copies of the Registration Statement on Form S-4 and other documents containing information about the Company, Farmers, and the proposed merger transaction filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by the Company will be available free of charge on the Company’s website at https://www.middlefieldbank.bank or may be obtained from the Company by written request to Middlefield Banc Corp., 15985 East High Street, Middlefield, Ohio 44062, Attention: Investor Relations. Copies of the documents filed with the SEC by Farmers will be available free of charge on Farmers’ website at https://www.farmersbankgroup.com or may be obtained from Farmers by written request to Farmers National Banc Corp., 20 South Broad Street, Canfield, Ohio 44406, Attention: Investor Relations.

Participants in the Solicitation

The respective directors and executive officers of the Company and Farmers and other persons may be deemed to be participants in the solicitation of proxies from Farmers shareholders and Company shareholders with respect to the Merger. Information regarding the directors and executive officers of the Company is available in its proxy statement filed with the SEC on April 4, 2025. Information regarding the directors and executive officers of Farmers, is set forth in the proxy statement for Farmers’ 2025 annual meeting of shareholders, as filed with the SEC on March 18, 2025 and in certain of its Current Reports on Form 8-K, which are filed with the SEC. Additional information regarding the interests of those participants and other persons who may be deemed participants may be obtained by reading the joint proxy statement/prospectus included in the Registration Statement and other relevant documents regarding the proposed merger transaction filed with the SEC when they become available. Copies of these documents may be obtained free of charge from the sources described above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale is unlawful before registration or qualification of the securities under the securities laws of the jurisdiction. No offer of securities shall be made except by means of a prospectus satisfying the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

ITEM 9.01 FINANCIAL STATEMENTS AND EXHIBITS

The following exhibits are furnished to this Current Report on Form 8-K:

(d)	Exhibits.

99.1	Farmers National Banc Corp. press release dated February 5, 2026

104	Cover Page Interactive File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MIDDLEFIELD BANC CORP.

Date: February 5, 2026	/s/ Ronald L. Zimmerly, Jr
President and Chief Executive Officer

Exhibit 99.1

Farmers National Banc Corp. and Middlefield Banc Corp. Announce Regulatory Approvals for Merger

CANFIELD, Ohio & MIDDLEFIELD, Ohio – February 5, 2026 – Farmers National Banc Corp. (“Farmers”) (NASDAQ: FMNB), the holding company for The Farmers National Bank of Canfield (“Farmers National Bank”), and Middlefield Banc Corp. (“Middlefield”) (NASDAQ: MBCN), the holding company for The Middlefield Banking Company (“Middlefield Bank”), jointly announced today that they have received all regulatory approvals necessary to complete the proposed merger of Middlefield with and into Farmers (the “Merger”) pursuant to the Agreement and Plan of Merger dated October 22, 2025. The Merger is expected to be completed during the first quarter of 2026.

About Farmers National Banc Corp.

Founded in 1887, Farmers National Banc Corp. is a diversified financial services company headquartered in Canfield, Ohio, with $5.2 billion in banking assets at December 31, 2025. Farmers National Banc Corp.’s wholly-owned subsidiaries are comprised of The Farmers National Bank of Canfield, a full-service national bank engaged in commercial and retail banking with 62 banking locations in Mahoning, Trumbull, Columbiana, Portage, Stark, Wayne, Medina, Geauga and Cuyahoga Counties in Ohio and Beaver, Butler, Allegheny, Jefferson, Clarion, Venango, Clearfield, Mercer, Elk and Crawford Counties in Pennsylvania, and Farmers Trust Company, which operates trust offices and offers services in the same geographic markets. Total wealth management assets under care at December 31, 2025 are $4.7 billion. Farmers National Insurance, LLC, a wholly-owned subsidiary of The Farmers National Bank of Canfield, offers a variety of insurance products.

FORWARD LOOKING STATEMENTS

This press release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 based upon Farmers’ and Middlefield’s current expectations. . Forward-looking statements are not historical facts but instead represent only management’s current expectations and forecasts regarding future events, many of which, by their nature, are inherently uncertain and outside of Farmers’ control. Forward- looking statements are identified by terminology such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “project,” “plan,” “expect,” “goal,” “seek,” “future,” “likely” or the negative or plural of these words and similar expressions, as well as any statements related to future expectations of performance or conditional verbs, such as “will,” “would,” “should,” “could” or “may.”

Forward-looking statements are not a guarantee of future performance and actual future results could diﬀer materially from those contained in forward-looking information. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are diﬃcult to predict and many of which are outside of Farmers’ and Middlefield’s control. Numerous uncertainties, risks, and changes could cause or contribute to each of Farmers’ and Middlefield’s actual results, performance, and achievements to be materially diﬀerent from those expressed or implied by the forward-looking statements. Factors that may cause or contribute to these diﬀerences include, without limitation, the possibility that the closing of the proposed transaction is delayed or does not occur at all because required shareholder approval or other conditions to the transaction are not obtained or satisfied on a timely basis or at all; and other factors disclosed periodically in both Farmers’ and Middlefield’s filings with the Securities and Exchange Commission (the “SEC”) including each of Farmers’ and Middlefield’s Annual Report on Form 10-K for the year ended December 31, 2024, subsequent Quarterly Reports on Form 10-Q and the Registration Statement on Form S-4 related to the Merger filed with the SEC. Such reports are available on the SEC’s website at www.sec.gov, on Farmers’ website at www.farmersbankgroup.com under the “Investor Relations” section, and on Middlefield’s website at www.middlefieldbank.bank.

Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified, readers should not rely on any forward-looking statement as a prediction of future events. Any forward-looking statement speaks only as of the date on which it is made, and Farmers and Middlefield expressly disclaims any obligation to update its forward-looking statements whether as a result of new information, future events or otherwise.

OTHER INFORMATION

In connection with the Merger, Farmers has filed relevant materials with the SEC, including a Registration Statement on Form S-4 that contains a definitive joint proxy statement/prospectus of Farmers and Middlefield (the “joint proxy statement/ prospectus”). The Registration Statement was declared eﬀective on December 15, 2025, and Farmers has filed or may file other documents regarding the Merger with the SEC. The joint proxy statement/prospectus was mailed to Farmers’ and Middlefield’s shareholders seeking certain approvals related to the Merger. This press release does not constitute an oﬀer to sell or the solicitation of an oﬀer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which the oﬀer, solicitation or sale is unlawful before registration or qualification of the securities under the securities laws of the jurisdiction. No oﬀer of securities shall be made except by means of a prospectus satisfying the requirements of Section 10 of the Securities Act of 1933, as amended. This document is not a substitute for the joint proxy statement/prospectus or for any other document that Farmers has filed or may file with the SEC in connection with the Merger.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN AND THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT FARMERS, MIDDLEFIELD, THE MERGER AND RELATED MATTERS THAT SHAREHOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING THE MERGER.

The respective directors and executive officers of Farmers and Middlefield and other persons may be deemed to be participants in the solicitation of proxies from Farmers and Middlefield shareholders with respect to the Merger. Information regarding the directors of Farmers is available in its proxy statement filed with the SEC on March 18, 2025 in connection with its 2025 Annual Meeting of Shareholders and information regarding the executive officers of Farmers is available in its Form 10-K filed with the SEC on March 6, 2025. Information regarding the directors of Middlefield is available in its proxy statement filed with the SEC on April 4, 2025 in connection with its 2025 Annual Meeting of Shareholders and information regarding the directors and executive officers of Middlefield is available in its Form 10-K filed with the SEC on March 13, 2025. Other information regarding the participants in the solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the joint proxy statement/prospectus that is included in the Registration Statement and other relevant materials to be filed with the SEC.

The joint proxy statement/prospectus and other documents filed by Farmers or Middlefield with the SEC are available free of charge from the SEC’s website at www.sec.gov or through Farmers’ website at www.farmersbankgroup.com or Middlefield’s website at www.middlefieldbank.bank. Before making any voting or investment decision, investors and shareholders of Farmers and Middlefield are urged to read carefully the entire registration statement and definitive joint proxy statement/prospectus, including any amendments thereto, because they contain important information about the proposed transaction.

Farmers Contact:

Amber Wallace

Executive Vice President, Chief Retail/Marketing Officer

330-720-6441

awallace@farmersbankgroup.com